[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 8, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Schedule 14A Relating to Airgas, Inc.

Ladies and Gentlemen:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company”), we are submitting for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Proxy Statement under cover of Schedule 14A (the “Schedule 14A”). The Schedule 14A relates to the Company’s solicitation of proxies in connection with seeking the adoption by Company stockholders of the Agreement and Plan of Merger, dated as of November 17, 2015, by and among the Company, L’Air Liquide, S.A. and AL Acquisition Corporation and the approval of other related matters.

In connection with the filing of the Schedule 14A, a filing fee of $1,071,191.02 was paid by wire transfer to the Commission on December 4, 2015.

If you have any questions regarding this filing, please contact me at (212) 403-1218 or my colleague Mark Gordon at (212) 403-1343, as counsel to the Company.

Very truly yours,

/s/ Daniel A. Neff

Daniel A. Neff

cc: Robert H. Young, Jr. (Airgas, Inc.)